

Mail Stop 7010

May 31, 2007

Via U.S. mail and facsimile

Mr. Richard Alsop, Esq.
General Counsel Corporate Law
Merrill Lynch & Co., Inc.
222 Broadway, 17th Floor
New York, NY 10038

> **Re: Merrill Lynch & Co., Inc.**
> **Registration Statement on Form S-4**
> **Filed May 8, 2007**
> **File No. 333-142690**

Dear Mr. Alsop:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of all materials prepared by First Republic's financial advisor and provided to First Republic's board of directors or its representatives. In particular, please provide us with copies of the board books and all transcripts, summaries and video presentation materials. We may have further comment based on our review of these materials.

2.	Please provide us with all financial projections and forecasts that were prepared by the parties or their financial advisors and exchanged with the other party to the transaction. Please note that any such material exchanged forecasts must be disclosed in your filing.

3.	We note the omitted information throughout your filing. It does not appear to be information you may exclude in reliance upon Rule 430A of Regulation C. Please be advised that all omitted information must be included in your filing prior to effectiveness.

4.	Please file on EDGAR the form of letter of transmittal and related documents, including the consideration election form.

5.	Please disclose the information required by Item 509 of Regulation S-K. Please refer to Item 8 of Form S-4.

Cover Page of Prospectus

6.	Please limit the cover page of your prospectus to one page. See Item 501(b) of Regulation S-K. In this regard, please remove information from the cover that is not required by Item 501(b) or otherwise key to an investment decision.

7.	Please disclose the time period during which the trading price of Merrill Lynch common stock will be measured to determine the number of shares of common stock to be issued in exchange for each share of First Republic common stock.

8.	Please disclose that First Republic's security holders will not know at the time of the vote the number of shares they will receive. Please also add risk factor disclosure, including a discussion, if material, of the volatility of Merrill Lynch's stock and the estimated time period between the vote and the closing of proposed merger. Finally, please also consider providing a toll free number that security holders can call to find out an example of the number of shares as of the latest practicable date.

Additional Information

9.	It does not appear that you are eligible to incorporate information by reference into your filing, as you do not appear to meet the requirements for the use of Form S-3. In this regard, we note that it appears the current report on Form 8-K Merrill Lynch filed on February 23, 2007 was not filed timely. Please provide us with an analysis supporting your eligibility to incorporate by reference. Refer to General Instruction I of Form S-3 and Section II.E. of Securities Act Release 8400 (March 16, 2004).

Summary, page 1

Treatment of First Republic Preferred Stock, page 3

10.   Please disclose the outstanding number of shares of each series of preferred
       stock.

Cautionary Statement Regarding Forward-Looking Statements, page 20

11.   The statement in the last paragraph that the disclaimer in this section will apply
       to subsequent forward-looking statements does not appear to be appropriate, as
       the disclaimer must accompany the statements. Please revise accordingly. See
       Section 27A(c) of the Securities Act and Section 21E(c) of the Exchange Act.

The Merger, page 29

12.   We note that consideration in the proposed merger is part stock and part cash
       and that security holders do not make their election at the same time as their
       vote. Please advise us as to whether you have considered the applicability of
       the tender offer rules to the cash election. See Exchange Act Release 14699
       (April 24, 1978).

13.   Please remove the statement in the second sentence that the discussion in this
       section is qualified by reference to the merger agreement, as security holders are
       entitled to rely solely on the disclosure in your filing. Please also comply with
       this comment with respect to the last sentence of the third paragraph under the
       heading "Opinion of First Republic's Financial Advisor" on page 41.

14.   Please disclose how you intend to finance the cash portion of the consideration.

Background of the Merger, page 34

15.   Please disclose the reasons why First Republic's board decided that it was in the
       best interests of its security holders to explore strategic alternatives.

16.   The disclosure throughout this section does not describe in sufficient detail First
       Republic's discussions regarding possible strategic alternatives with third
       parties and the reasons why these discussions were terminated. The disclosure
       merely indicates that the consideration offered was lower than that offered by
       Merrill Lynch. The disclosure should provide sufficient detail, including the
       terms of any proposed offers and why these offers were not deemed acceptable
       by First Republic, so that investors may understand the alternatives that First

Republic considered and why First Republic considered them inferior to its proposed merger with Merrill Lynch. Please revise accordingly.

17. Your discussion of the background does not appear to discuss the negotiation of the material terms of the merger agreement, other than the consideration. In this regard, we note that the discussion regarding the various meetings between First Republic and Merrill are too vague and fail to specifically explain the issues that were discussed and the actions taken, if any. The discussion also fails to discuss in reasonable detail the negotiations regarding the material terms of the merger agreement. Please revise accordingly.

<u>Opinion of First Republic's Financial Advisor, page 41</u>

18. We note the disclosure in the first paragraph below the bullet points on page 42. Please disclose the basis for the financial advisor's assumption that the financial forecasts, profit plans and other information were reasonably prepared. Please also comply with this comment with respect to the assumptions set forth in the sixth sentence of this paragraph.

19. We note the statements in the second paragraph below the bullet points on page 42. Please remove the statement that the summary is not complete. A summary by its nature is not complete and your language suggests you have not provided a summary of all material terms of the analyses. In addition, please clarify that the discussion summarizes the material terms of the financial analyses, and does not merely provide a brief summary of those terms.

<u>Description of Valuation Analysis of First Republic, page 42</u>

<u>Comparable Company Analysis, page 42</u>

20. Please briefly revise to disclose the criteria utilized by the financial advisor in selecting the companies evaluated. Please also disclose whether any companies satisfying these criteria were nonetheless excluded from the analysis and, if so, disclose the basis for such exclusion. Please also comply with this comment in the section entitled "Comparable Company Analysis" on page 46.

<u>Miscellaneous, page 47</u>

21. We note the disclosure in the last paragraph. Please disclose the amount of fees the financial advisor has or will receive in connection with the proposed merger, both as an aggregate amount and the amount that is contingent upon the merger being completed. Please also comply with this comment under the heading "Opinion of First Republic's Financial Advisor" on page 5.

Material U.S. Federal Income Tax Consequences, page 52

22. We note that counsel have provided short-form tax opinions, which are included
     as Exhibits 8.1 and 8.2 to your registration statement. As such, the disclosure in
     these sections must be counsels' opinions and not merely a summary of the tax
     consequences. Please revise to state counsels' opinion, making clear which
     statements represent counsels' opinions. Please also comply with this comment
     in the sections entitled "Material U.S. Federal Income Tax Considerations" on
     page 4 and "Q. Will I be Taxed…" on page 17, and identify counsel in these
     sections as well.

The Merger Agreement, page 61

23. Please revise the second sentence of the introductory paragraph to remove any
     implication that security holders do not have rights relating to the summary of
     the merger agreement in your filing. In this regard, please be advised that
     security holders are entitled to rely solely on the disclosure in your filing.

Representations and Warranties, page 64

24. We note the statements in the last paragraph of this section on page 65 and have
     the following comments:

     • Please revise the third and fourth sentences to remove any implication that
        the merger agreement does not constitute disclosure under the federal
        securities laws.

     • Please be advised that, notwithstanding your statements, you are
        responsible for considering whether additional disclosure may be required
        to make the statements included in your filing not misleading.

Comparison of Stockholders Rights, page 79

25. We note the statement in the second sentence of the second introductory
     paragraph that the summary chart is not an exhaustive list. A summary by its
     nature is not complete. Your language suggests that the disclosure in your filing
     does not include all of the material information regarding the differences in the
     security holders' rights. Please revise accordingly.

Part II – Information Not Required In Prospectus, page II-1

Item 20. Indemnification of Directors and Officers, page II-1

26. It appears that you have entered into indemnification agreements with each of your directors. Please briefly describe the materials terms of these agreements in this section.

Exhibit 5.1

27. The assumption in opinion (2) that the certificate of designations will be filed is not appropriate. Please have counsel revise its opinion accordingly.

Exhibit 5.2

28. Counsel must also opine that the rights are fully paid and nonassessable. Please have counsel revise its opinion accordingly.

Exhibit 8.1

29. We note that you have provided a short-form tax opinion. Since the discussion in the prospectus is the opinion of counsel, the opinion in the second paragraph that the discussion is accurate in all material respects is not appropriate. Please note that counsel must opine that the applicable discussion is counsel's opinion. Please have counsel revise its opinion accordingly. In addition, please comply with this comment with respect to Exhibit 8.2.

* * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Mr. Edward J. Dobranski, Esq.
             General Counsel
             First Republic Bank
             111 Pine Street, 2nd Floor
             San Francisco, CA 94111

             Mr. Mitchell S. Eitel, Esq.
             Sullivan & Cromwell LLP
             125 Broad Street
             New York, NY 10004

             Mr. John M. Reiss, Esq.
             Ms. Laura Sizemore, Esq.
             White & Case LLP
             1155 Avenue of the Americas
             New York, NY 10036